UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 3 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F, filed on May 31, 2024 and amended on July 25, 2024 and September 20, 2024, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Third Point Private Capital Partners

Address of Principal Business Office (No. & Street, City, State, Zip Code):	55 Hudson Yards, 51st Floor
New York, New York 10001

Telephone Number (including area code):	(212) 715-3880

Name and Address of Agent for Service of Process:	Robin Brem, Esq.
55 Hudson Yards, 51st Floor
New York, New York 10001

This Amendment No. 3 to the Form N-6F filed on May 31, 2024 and amended on July 25, 2024 and September 20, 2024 is necessary because of delays in the completion of the undersigned’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Amendment No. 3 to its Notice of Intent to Elect to be Subject to Sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 18th day of November, 2024.

THIRD POINT PRIVATE CAPITAL PARTNERS

By:	/s/ Christopher W. Taylor
Name:	Christopher W. Taylor
Title:	President and Chief Executive Officer

Attest:	/s/ Debra R. Slutsky
Name:	Debra R. Slutsky
Title:	Secretary